UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sonic Foundry, Inc. (Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation)	000-30407 (Commission File Number)	39-1783372 (IRS Employer Identification No.)

222 W. Washington Ave Madison, WI 53703 (Address of principal executive offices)

Kenneth A. Minor
Chief Financial Officer
(608) 443-1600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Sonic Foundry, Inc. evaluated its current product lines and determined that certain products we contract to have manufactured contain tin, tantalum and/or gold (3TG). The survey of our suppliers determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report attached as Exhibit 1.01.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.sonicfoundry.com within the “Investors” section of our website.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Sonic Foundry, Inc.
(Registrant)

May 28, 2019

By: /s/ Kenneth A. Minor
Kenneth A. Minor
Chief Financial Officer